Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES ACCEPTANCE FOR PURCHASE OF €179 MILLION OF 9.625% NOTES DUE 2017 AND EARLY SETTLEMENT OF TENDER OFFER

MONTERREY, MEXICO, OCTOBER 9, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that holders of approximately €179 million of the outstanding 9.625% Senior Secured Notes due 2017 (the “2017 Notes”) issued by CEMEX Finance LLC tendered their 2017 Notes at or prior to the early tender deadline of 5:00 p.m., New York City time, on October 8, 2013 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer to purchase up to €220 million (the “Maximum Tender Amount”) of the outstanding 2017 Notes. The cash tender offer is being made pursuant to an offer to purchase, dated September 25, 2013, relating to the 2017 Notes.

The following table summarizes the material pricing terms for the tender offer:

Title of Security	ISIN	Aggregate Principal Amount Outstanding	Maximum Tender Amount	Early Tender Date	Base Consideration	Early Tender Payment	Total Consideration
9.625% Senior Secured Notes due 2017	XS0473870607 / XS0473787884	€350,000,000	€220,000,000 Aggregate Principal Amount	5:00 p.m., New York City time, on October 8, 2013	€1,033.50*	€30*	€1,063.50*

*	Per €1,000 principal amount of 2017 Notes accepted for purchase.

Holders of 2017 Notes that validly tendered on or prior to the Early Tender Date and whose 2017 Notes have been accepted for purchase are entitled to receive €1,063.50 per €1,000 principal amount of 2017 Notes accepted for purchase, which includes an early tender payment equal to €30 per €1,000 principal amount of 2017 Notes accepted for purchase (the “Early Tender Payment”). The early settlement date on which CEMEX will make payment for such 2017 Notes is expected to be October 10, 2013 (the “Early Settlement Date”). Holders who tender 2017 Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on October 23, 2013 (the “Expiration Date”), and whose 2017 Notes are accepted for purchase will be entitled to receive only the Base Consideration per €1,000 principal amount of 2017 Notes, which amount is equal to the Total Consideration less the Early Tender Payment. Holders who validly tender their 2017 Notes in the tender offer and whose 2017 Notes are accepted for purchase will also receive accrued and unpaid interest on their accepted 2017 Notes from the last interest payment date to, but not including, the applicable settlement date. 2017 Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

If the principal amount of all 2017 Notes validly tendered on or prior to the Expiration Date exceeds the Maximum Tender Amount, the principal amount of 2017 Notes purchased after the Early Settlement Date will be prorated based on the principal amount of all 2017 Notes validly tendered on or prior to the Expiration Date. Holders whose 2017 Notes are accepted for purchase on the Early Settlement Date will not be subject to such proration. If any tendered 2017 Notes are not accepted for payment, such 2017 Notes will be returned without expense to the tendering holder. CEMEX has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Citigroup Global Markets Inc. (“Citigroup”) to act as Dealer Managers for the tender offer. Holders with questions about the tender offer can contact BofA Merrill Lynch’s Liability Management Group at (888) 292-0070 (toll free) or (646) 855-3401 (collect); or Citigroup’s Liability Management Group at (800) 558-3745 (toll free) or (212) 723-6106 (collect). Holders can obtain additional copies of the offer to purchase and related material from the Information Agent and Tender Agent, D.F. King (Europe) Limited, +44 (0) 20 7920 9700 or in the United States (800) 488-8035 (toll-free) or (212) 269-5550 (collect).

This release is neither an offer to purchase nor a solicitation of an offer to sell any securities of CEMEX in any transaction. The tender offer is being made pursuant to the offer to purchase, copies of which were delivered to holders of the 2017 Notes, and which set forth the complete terms and conditions of the tender offer. Holders are urged to read the offer to purchase carefully before making any decision with respect to the tender offer. The tender offer is not being made to, nor will CEMEX accept tenders of 2017 Notes from, holders in any jurisdiction in which the tender offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Managers, the Tender Agent, the Information Agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the tender offer.

Neither the offer to purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the offer to purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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